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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                            CENTURY ALUMINUM COMPANY
                                (Name of Issuer)

================================================================================

                          COMMON STOCK, $.01 Par Value
                         (Title of Class of Securities)

================================================================================

                                   156531 10 8
                                 (CUSIP Number)

================================================================================

                                Company Secretary
                                   Glencore AG
                        Baarermattstrasse 3, P.O. Box 666
                            CH-6341 Baar, Switzerland
                              Phone: 41-41-709-2563

================================================================================

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 2, 2001
             (Date of Event which Requires Filing of this Statement)

================================================================================

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156531 10 8

================================================================================
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Glencore AG
================================================================================
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   .....................................................................

     (b)   .....................................................................

================================================================================
3.   SEC Use Only
     ...........................................................................

================================================================================
4.   Source of Funds (See Instructions)

     WC

================================================================================
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) ...................................................................

================================================================================
6.   Citizenship or Place of Organization         Switzerland

================================================================================
Number of Shares     7.   Sole Voting Power
Beneficially Owned        ......................................................
by Each Reporting    ===========================================================
Person With          8.   Shared Voting Power

                          9,320,089 shares
                     ===========================================================
                     9.   Sole Dispositive Power
                          ......................................................
                     ===========================================================
                     10.  Shared Dispositive Power

                          9,320,089 shares
================================================================================
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,320,089 shares

================================================================================
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) .............................................................

================================================================================
13.  Percent of Class Represented by Amount in Row (11)

     42.8%

================================================================================
14.  Type of Reporting Person (See Instructions)

     CO

================================================================================

CUSIP No. 156531 10 8

================================================================================
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Glencore International AG
================================================================================
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   .....................................................................

     (b)   .....................................................................

================================================================================
3.   SEC Use Only
     ...........................................................................

================================================================================
4.   Source of Funds (See Instructions)

     AF

================================================================================
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) ...................................................................

================================================================================
6.   Citizenship or Place of Organization         Switzerland

================================================================================
Number of Shares     7.   Sole Voting Power
Beneficially Owned        ......................................................
by Each Reporting    ===========================================================
Person With          8.   Shared Voting Power

                          9,320,089 shares
                     ===========================================================
                     9.   Sole Dispositive Power
                          ......................................................
                     ===========================================================
                     10.  Shared Dispositive Power

                          9,320,089 shares
================================================================================
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,320,089 shares

================================================================================
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) .............................................................

================================================================================
13.  Percent of Class Represented by Amount in Row (11)

     42.8%

================================================================================
14.  Type of Reporting Person (See Instructions)

     CO, HC

================================================================================

CUSIP No. 156531 10 8

================================================================================
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Glencore Holding AG
================================================================================
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   .....................................................................

     (b)   .....................................................................

================================================================================
3.   SEC Use Only
     ...........................................................................

================================================================================
4.   Source of Funds (See Instructions)

     AF

================================================================================
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) ...................................................................

================================================================================
6.   Citizenship or Place of Organization         Switzerland

================================================================================
Number of Shares     7.   Sole Voting Power
Beneficially Owned        ......................................................
by Each Reporting    ===========================================================
Person With          8.   Shared Voting Power

                          9,320,089 shares
                     ===========================================================
                     9.   Sole Dispositive Power
                          ......................................................
                     ===========================================================
                     10.  Shared Dispositive Power

                          9,320,089 shares
================================================================================
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,320,089 shares

================================================================================
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) .............................................................

================================================================================
13.  Percent of Class Represented by Amount in Row (11)

     42.8%

================================================================================
14.  Type of Reporting Person (See Instructions)

     CO, HC

================================================================================

Item 1. Security and Issuer


     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Century Aluminum Company, a Delaware corporation (the "Company"), beneficially owned by the Reporting Persons (as defined below), through their holdings of Common Stock and 8% Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") of the Company, which is convertible into Common Stock of the Company at the option of the holder. The Company's principal executive office is located at :
2511 Garden Road, Building A, Suite 200, Monterey, California 93940.

Item 2. Identity and Background

     (a)-(c) and (f) This statement on Schedule 13D is being filed by Glencore AG, Glencore International AG ("Glencore International") and Glencore Holding AG ("Glencore Holding" and collectively with Glencore International and Glencore AG, the "Reporting Persons"). Each of the Reporting Persons is a company organized under the laws of Switzerland. The business address of each of the Reporting Persons is Baarermattstrasse 3, CH-6341 Baar, Switzerland.

     Glencore Holding is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading privately held, diversified natural resources group with world-wide interests in mining, smelting, refining, processing and trading of metals and minerals, energy products and agricultural products. The names, addresses, citizenship and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

     (d)-(e) None of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule I hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule I hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to a Stock Purchase Agreement, dated as of March 30, 2001 (the "Stock Purchase Agreement"), by and between the Company and Glencore AG, the Company issued and Glencore AG purchased, on April 2, 2001, 500,000 shares of the Company's Preferred Stock, which are convertible into Common Stock, at the option of the holder. Copies of the Stock Purchase Agreement and the Certificate of Designation are attached hereto as Exhibits 2 and 3, respectively, and are hereby incorporated by reference. The consideration paid by Glencore AG for the shares of Preferred Stock was $25,000,000 in cash which was obtained from its internal working capital.

Item 4. Purpose of Transaction

     Glencore AG intends to hold the shares of the Company's Common Stock for investment purposes. The Reporting Persons may acquire additional shares of the Company's Common Stock from time to time in open market or in privately negotiated transactions, provided such acquisition is on terms deemed favorable by the Reporting Persons. Alternatively, the Reporting Persons may, from time to time, sell all or a portion of the shares of Common Stock or the Preferred Stock in open market or in privately negotiated transactions, provided such sales are on terms deemed favorable to the Reporting Persons.

     The Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer

     (The number of issued and outstanding shares of the Company's Common Stock upon which the various percentages set forth in this statement on Schedule 13D are based is the number of shares outstanding as set forth in the Company's most recent annual report filed on Form 10-K with the SEC on March 9, 2001 and are calculated in accordance with Rule 13(d)-3(d)(1) of the Act).

     The Reporting Persons are the beneficial owners of 9,320,089 shares of the Company's Common Stock, or 42.8% of the Company's Common Stock issued and outstanding as of February 14, 2001 and calculated in accordance with Rule 13(d)-3(d)(1) of the Act. The Reporting Persons have shared power to vote or to direct the voting of all of the shares of Common Stock reported as beneficially owned by them. The Reporting Persons have shared power to dispose of, or to direct the disposition of, all of the shares of Common Stock reported as beneficially owned by them. On March 28, 1996, the Company's Registration Statement on Form S-1 was declared effective. Accordingly, the Reporting Persons became the beneficial owners of 7,925,000 shares of the Company's outstanding Common Stock, representing more than 5% of a class of security registered pursuant to Section 12 of the Act. A Schedule 13G was filed on February 10, 1997 to report this beneficial ownership. As set forth above, on April 2, 2001, the Company issued 500,000 shares of its Preferred Stock. Accordingly, assuming the conversion of the shares of Preferred Stock held by the Reporting Persons as of such date, the Reporting Persons may be deemed to own an additional 1,395,089 shares of the Company's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Company and Glencore AG are parties to the Stock Purchase Agreement, pursuant to which Glencore AG purchased 500,000 shares of the Company's Preferred Stock. Except as set forth in the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 2, and incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1.   Joint Filing Agreement.

2. Stock Purchase Agreement, dated as of March 30, 2001, by and between the Company and Glencore AG.

3.   Certificate of Designation of the Preferred Stock.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date April 12, 2001

Glencore AG

By: /s/ Zbynek E. Zak                   Eberhard Knoechel
    ---------------------------         ---------------------------
Director                                Director



Glencore International AG

By: /s/ Zbynek E. Zak                   Peter A. Pestalozzi
    ---------------------------         ---------------------------
Director                                Director

Glencore Holding AG

By: /s/ Zbynek E. Zak                   Eberhard Knoechel
    ---------------------------         ---------------------------
Director                                Director